SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                               (Amendment No. 1)*

                            COLONIAL COMMERCIAL CORP.
                  -------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.05 per share
                  -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                            COMMON STOCK: 195621 40 4
                  -------------------------------------------
                                 (CUSIP NUMBER)

                                Michael Goldman
                                2 Lambert Street
                            Roslyn Heights, NY 11577
                  -------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                                December 31, 2005
                  -------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Cusip No. 195621 40 4                      13D                       Page 2 of 6


--------- ----------------------------------------------------------------------
   1      NAMES  OF  REPORTING  PERSONS
          I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

          Michael Goldman
--------- ----------------------------------------------------------------------
   2      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

          (a)  |_|
          (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC  USE  ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE  OF  FUNDS

          PF;  WC
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   5      CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM  2(d)  or  2  (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          U.S.A
--------- ----------------------------------------------------------------------
                           7    SOLE  VOTING  POWER
       NUMBER  OF
        SHARES                  933,000  shares  of  common stock (1)
     BENEFICIALLY        -------------------------------------------------------
       OWNED  BY           8    SHARED  VOTING  POWER
         EACH
       REPORTING                N/A
      PERSON WITH        -------------------------------------------------------
                           9    SOLE  DISPOSITIVE  POWER

                                933,000  shares  of common stock (1)
                         -------------------------------------------------------
                           10    SHARED  DISPOSITIVE  POWER

                                 N/A
--------- ----------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

                933,000  shares  of  common  stock  (1)
--------- ----------------------------------------------------------------------
   12     CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                |X| (2)
--------- ----------------------------------------------------------------------
   13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11
                19.87% (3)
--------- ----------------------------------------------------------------------
   14    TYPE  OF  REPORTING  PERSON
                IN
--------- ----------------------------------------------------------------------
-------------------------------------------------
(1)Michael Goldman is the President and majority shareholder of Goldman Associates of NY, Inc. ("Goldman Associates"). Goldman Associates is the owner of 600,000 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 183,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

(2)Excludes 20,000 shares of common stock owned by Mr. Goldman's spouse. Mr. Goldman disclaims beneficial ownership of these shares.

(3)At date of issuance, the percent of class represented by amount in Row 11 was 22.13%.

Cusip No. 195621 40 4                      13D                       Page 3 of 6


ITEM 1. SECURITY AND ISSUER.
-------

The title of the class of equity securities to which this statement relates is common stock, par value $.05 per share (the "common stock"), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.
-------

Name: Michael Goldman
----

Business Address: 2 Lambert Street, Roslyn Heights, NY 11577
----------------

Present principal occupation or employment: President of Goldman Associates of
------------------------------------------
NY, Inc.

Name, principal business and address of any corporation or other organization in
--------------------------------------------------------------------------------
which such employment is conducted: 2 Lambert Street, Roslyn Heights, NY 11577
----------------------------------

Criminal Proceedings: None
--------------------

Applicable Civil, Judicial or Administrative Proceedings: None
--------------------------------------------------------

Citizenship: U.S.A.
-----------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------

Michael Goldman is the President and majority shareholder of Goldman Associates of NY, Inc. ("Goldman Associates"). Goldman Associates is the owner of 600,000 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 183,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

On July 30, 2004, pursuant to a private placement purchase agreement ("July Private Placement Purchase Agreement") between the Company and Goldman Associates, Goldman Associates purchased out of working capital the Goldman Shares and the Warrant for a purchase price of $750,000.

On February 12, 2004, pursuant to a private placement purchase agreement ("February Private Placement Purchase Agreement") between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

Mr. Goldman used his personal funds to purchase 13,000 shares of Common Stock in market transactions during the period beginning October 2, 2003 through March 5, 2004 for an aggregate purchase price of $12,110.

Cusip No. 195621 40 4                      13D                       Page 4 of 6


ITEM 4. PURPOSE OF TRANSACTION.
-------

Mr. Goldman acquired the interests in the Company described in this Schedule 13D for investment purposes.

(a) - (c)

          In the July Private Placement Purchase Agreement, Goldman Associates agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or
          (iv) form, join or in any way participate in a "group" as defined in
          Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

          On June 21, 2004, Mr. Goldman signed a standstill agreement, effective July 30, 2004, in which he agreed that without the written consent of the Company until May 31, 2008 he would not (i) purchase any stock of the Company or (ii) sell any stock of the Company to any person if the sale would create a new 5% stockholder unless such person first enters into a similar standstill agreement.

(d)

          Michael Goldman was appointed a director of the Company on September 29, 2004. On October 22, 2004, the board of directors appointed Melissa Goldman as a director of the Company. Ms. Goldman is the daughter of Michael Goldman. Mr. and Ms. Goldman each continue to serve on the board of directors.

(e) - (i)

          Not  Applicable.

(j)

          Other than as described above, the reporting person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the reporting person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
-------

     (a) See Items 11 through 13 set forth on the cover page of this Statement.

     (b) See Items 7 through 10 set forth on the cover page of this Statement.

Cusip No. 195621 40 4                      13D                       Page 5 of 6


     (c) Mr. Goldman used his personal funds to purchase 13,000 shares of Common Stock in market transactions during the period beginning October 2, 2003 through March 5, 2004 for an aggregate purchase price of $12,110.

          Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000 pursuant to the February Private Placement Purchase Agreement.

          Goldman Associates purchased out of working capital the Goldman Shares and the Warrant for a purchase price of $750,000 pursuant to the July Private Placement Purchase Agreement. Mr. Goldman is the beneficial owner of the Goldman Shares and the Warrant.

     (d) The shareholders of Goldman Associates have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder's percentage ownership interest in Goldman Associates.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
-------
ISSUER.

     (a) Pursuant to the February Private Placement Purchase Agreement between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

     (b) Pursuant to the July Private Placement Purchase Agreement, Goldman Associates purchased the Goldman Shares and the Warrant for a purchase price of $750,000, and Goldman Associates also purchased a subordinated secured note ("Note") for a purchase price of $750,000. The principal amount of the Note is $750,000 payable on June 30, 2008, and earns interest, payable quarterly, at the prime rate.

     (c) In the July Private Placement Purchase Agreement, Goldman Associates agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or
          (iv) form, join or in any way participate in a "group" as defined in
          Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

     (d) On June 21, 2004, Mr. Goldman signed a standstill agreement, effective July 30, 2004, in which he agreed that without the written consent of the Company until May 31, 2008 he would not (i) purchase any stock of the Company or (ii) sell any stock of the Company to any person if the sale would create a new 5% stockholder unless such person first enters into a similar standstill agreement.

Cusip No. 195621 40 4                      13D                       Page 6 of 6


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-------

4.1. Private Placement Purchase Agreement            Incorporated herein by reference from Exhibit
     dated February 3, 2004, effective February 12,  4.1 to Michael Goldman's Schedule 13D filed
     2004 by and among Colonial Commercial           on August 16, 2005.
     Corp. and Michael Goldman

4.2. Private Placement Purchase Agreement            Incorporated herein by reference from Exhibit
     dated July 29, 2004 by and among Colonial       4.3 to the Company's Form 10-Q filed on June
     Commercial Corp. and Goldman Associates of      30, 2004.
     NY, Inc.

4.3. Secured Note dated July 29, 2004 by and         Incorporated herein by reference from Exhibit
     among Colonial Commercial Corp. and             4.4 to the Company's Form 10-Q filed on June
     Goldman Associates of NY, Inc.                  30, 2004.

4.4. Warrant Agreement dated June 21, 2004 by        Incorporated herein by reference from Exhibit
     and among Colonial Commercial Corp. and         4.5 to the Company's Form 10-Q filed on June
     Goldman Associates of NY, Inc.                  30, 2004.

4.5. Standstill Agreement, dated June 21, 2004       Incorporated herein by reference from Exhibit
     by and between Colonial Commercial Corp.        4.1 to Michael Goldman's Schedule 13D filed
     and Michael Goldman                             on August 16, 2005.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 17, 2006

                                        /s/ Michael Goldman
                                        ----------------------------------------
                                        Michael Goldman